ANNEX A


              PROPOSED AMENDMENT TO LONG-TERM STOCK INVESTMENT PLAN

At Section 1.03, fifth line, following second sentence, add the following:

         Non-employee directors, however, shall only be eligible for formula awards under Article 6.


At Section 1.05, third line, change "1,500,000 to 3,000,000."


At Section 5.10, at the end of (b), add the following:

                  No amendment which affects one or more provisions of the Plan which are required under Rule 16b-3 under the Securities Exchange Act of 1934, as amended, for qualification of Article 6 as a formula plan, including the designation of the persons entitled to receive a grant of a Stock Option, the Stock Option price, the number of shares that are granted under a Stock Option, and the timing of the grant or exercise of Stock Options, (or otherwise would cause Rule 16b-3 to become inapplicable) may be made within six (6) months of a prior amendment which also affects one of those provisions.

Add new Article 6 as follows:


                                    ARTICLE 6
               NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN PROVISIONS

6.01.  Purpose.

         The purpose of this Article 6 is to provide a means whereby the Company may, through the grant of Options pursuant to a formula to non-employee directors of the Company, attract and retain persons of ability as directors (including directors who are also officers, but excluding directors who are also employees) and motivate those directors to exert their best efforts on behalf of the Company. In addition, the formula limitation established under this Article 6 for Stock Option awards to non-employee directors is to maintain the disinterested status of the recipients.

6.02.  Number of Shares Available.

         Subject to the aggregate number of shares of Common Stock provided for under the Plan, Stock Options shall be granted by the Company from time to time to non-employee directors of the Company as provided in this Article 6.

6.03.  Terms and Conditions.

         All options granted under this Article 6 shall constitute Stock Options and not Incentive Stock Options.

         Each Stock Option granted under this Article 6 shall be evidenced by an agreement, in form approved by the Committee, which shall be subject to the following expressed terms and conditions and to other terms and conditions as the Committee may deem appropriate, including those imposed by Section 5.10 following amendment of the Plan requiring shareholder approval.

         (a) Grant of Stock Option. Subject to the limitations provided under this paragraph (a) of Section 6.03, Stock Options shall be granted to each non-employee director as follows: (i) a Stock Option for 5,000 shares of Common Stock, following the non-employee director's initial election to the Board of Directors of the Company and (ii) a Stock Option for 5,000 shares of Common Stock for each year thereafter during which the non-employee director is either reelected as a non-employee director or maintains that status. Each stock option granted shall become fully vested and exercisable on the first anniversary of the date of grant. On the date this Plan is amended to include this

Article 6, subject to restrictions provided at Section 5.10, each current non-employee director shall be granted a Stock Option for shares of Common Stock in an amount to be determined using the same formula as is provided for under the preceding sentence but based upon all election and re-elections of that non-employee to the Board of Directors of the Company (and for years for which the non-employee director maintained membership on the Board) which occurred prior to the inclusion of this Article 6. After the initial grants, future grants shall be made annually on the same date as the annual meeting of the shareholders of the Company. The maximum aggregate number of shares of Common Stock which shall be granted under all Stock Options granted under this Article 6 to any individual non-employee director is 50,000.

         (b) Stock Option Price. The Stock Option price per share of Common Stock shall be, as provided under Section 2.03, the fair market value of a share of Common Stock on the date the Stock Option is granted (but in no event less than the par value if any).

         (c) Exercise in the Event of Death or Termination of Non-employee Director Status. (1) If any Optionee shall die (i) while a non-employee director of the Company (ii) within three (3) months of ceasing to be a member of the Board of Directors of the Company other than for cause, or (iii) within three
(3) months after the Optionee's resignation or removal as a non-employee director of the Company because the Optionee is permanently and totally disabled (as determined by the Administrator) the Optionee's Stock Options may be exercised by the person or persons to whom the Optionee's rights under the Stock Options pass by will or applicable law or if no person has that right, by the Optionee's executors or administrators, at any time, or from time to time (50 share increments), within one (1) year of the date of the Optionee's death if
(c)(1)(i) of this Section 6.03 is applicable and within one (1) year of the date of the Optionee's resignation or removal if (c)(1)(ii) or (iii) of this Section
6.03 is applicable,  but in no event later than the expiration date specified in
Section 2.04. (2) If an Optionee (i) resigns or is removed by the Company because of disability, or (ii) resigns because of retirement (s determined by the Administrator), the Optionee may exercise the Optionee's Stock Options at any time, or from time to time (50 share increments), within one (1) year of the date of the Optionee's resignation or removal, but in no event later than the expiration date specified in Section 2.04. Except as provided by (1) and (2) of this paragraph (c) of Section 6.03, if an Optionee voluntarily resigns without cause or is involuntary removed without cause, the Optionee may exercise the Optionee's Stock Options at any time, or from time to time (50 share increments), within three (3) months of the date of the Optionee's resignation or removal, but in no event later than the expiration date specified in other portions of this Plan. (4) If an Optionee voluntarily resigns for cause or is involuntary removed for cause, the Optionee's Stock Options shall terminate immediately.

         (d) No Additional Rights. The Plan and any Stock Option granted under the Plan shall not confer upon any Optionee any right with respect to continued membership on the Board of Directors of the Company, nor any other position with the Company.

         (e) Other Terms. Except as modified under this Article 6, Stock Options granted to non-employee directors of the Company shall be subject to the provisions generally applicable to Stock Options under Article 2.

6.04.  Effective Date.

         The effective date of this Article 6 shall be February 5, 1996.

6.05.  Name.

         This Article of the Plan shall be known as the "Long-Term Stock Investment Plan for Non-employee Directors."